

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 25, 2017

Thomas A. Kingsbury
Chief Executive Officer
Burlington Stores, Inc.
2006 Route 130 North
Burlington, NJ 08016

> **Re: Burlington Stores, Inc.**
> **Form 10-K for the fiscal period ended January 30, 2016**
> **Filed March 15, 2016**
> **File No. 001-36107**

Dear Mr. Kingsbury:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Performance Measures, page 26

1. We note that you calculate comparable store inventory turnover by dividing comparable store sales by the "average comparable store retail value of inventory." Please clarify for us how you define "retail value of inventory." If you adjust GAAP inventory balances to their corresponding sales values, tell us how you assessed the applicability of the non-GAAP disclosure requirements in Item 10(e) of Regulation S-K to your inventory turnover metric.

Thomas A. Kingsbury
Burlington Stores, Inc.
January 25, 2017
Page 2

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348, Andrew Blume, Staff Accountant, at (202) 551-3254 or me at (202) 551-3737 with any questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products